Kenyatta Computer Services LLC

Balance Sheet

As of August 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BASIC BUSINESS CHECKING (7176)	3,857.05
Savings	20,633.63
Total Bank Accounts	**$24,490.68**
Accounts Receivable	
Accounts Receivable (A/R)	27,419.22
Total Accounts Receivable	**$27,419.22**
Other Current Assets	
Petrofunders Investment	30,000.28
Uncategorized Asset	2,000.00
Undeposited Funds	-12,134.00
Total Other Current Assets	**$19,866.28**
Total Current Assets	**$71,776.18**
TOTAL ASSETS	**$71,776.18**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	0.00
CO Income Tax	1,080.00
CO Unemployment Tax	368.51
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	84.00
Total Payroll Liabilities	**1,532.51**
Total Other Current Liabilities	**$1,532.51**
Total Current Liabilities	**$1,532.51**
Total Liabilities	**$1,532.51**
Equity	
Opening Balance Equity	1,544.73
Owner’s Investment	20,000.00
Owner’s Pay & Personal Expenses	-9,098.50
Retained Earnings	31,789.01
Net Income	26,008.43
Total Equity	**$70,243.67**
TOTAL LIABILITIES AND EQUITY	**$71,776.18**